Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
annie.sun@gigamedia.com.tw

GigaMedia Announces First-Quarter 2017 Financial Results

TAIPEI, Taiwan, May 8, 2017 – GigaMedia Limited (NASDAQ: GIGM) today announced its first-quarter 2017 unaudited financial results.

Comments from Management

In the first quarter of 2017, the gaming revenue reached a 103% increase which led our gross profit to grow by 133% quarter-on-quarter. Comparing with the same quarter last year, there were also 72% and 67% increases on gaming revenue and gross profit, respectively.

The new mobile game Dragon, launched in mid-December 2016, has started to show its return in this quarter and benefit the Company significantly. Dragon’s total revenue in the first quarter amounted to $2.3 million. Management is glad to see the great performance of our new licensed game, and expect to see it having a long-term profitability.

Nevertheless, Management looks forward to maintaining a stable and increasing level of profitability by introducing more quality games in the coming quarters.

First Quarter Overview

●	Operating revenue reached a triple-digit growth rate of 103% in quarter-on-quarter comparison.
●	Gross profit over $2 million, up 133% from the fourth quarter and up 67% from the same period the year before.
●	Loss from operations decreased significantly from a loss of $4.4 million to a loss of $0.4 million quarter-on-quarter.
●	Net loss also decreased remarkably from a loss of $2.8 million to a loss of $0.8 million quarter-on-quarter.
●	Total assets remained $70 million quarter-on-quarter.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q17 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q17	4Q16	Change (%)	1Q17	1Q16	Change (%)
Revenues	4,147	2,038	103.5%	4,147	2,414	71.8%
Gross Profit	2,282	981	132.6%	2,282	1,370	66.6%
Loss from Operations	(429)	(4,422)	90.3%	(429)	(482)	11.0%
Net Income (Loss) Attributable to GigaMedia	(760)	(2,807)	72.9%	(760)	1,059	(171.8)%
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.07)	(0.25)	72.0%	(0.07)	0.10	(170.0)%
EBITDA (A)	(821)	(3,948)	79.2%	(821)	1,080	(176.0)%
Cash and Marketable Securities-Current	65,354	65,713	(0.5)%	65,354	72,506	(9.9)%

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

●

Consolidated revenues for the first quarter of 2017 increased more than 100% quarter-on-quarter to $4.1 million from $2 million in the fourth quarter of 2016, and from $2.4 million in the first quarter of 2016, representing a 72% year-over-year. The quarter-on-quarter and year-over-year increase reflected the growth of the new licensed game launched in December 2016, and the total revenues of this quarter were mainly from licensed mobile games Dragon, Yume100 and casual games in Taiwan.

●	Consolidated gross profit increased 133% and 67% quarter-on-quarter and year-over-year respectively.
●

Consolidated operating expenses were $2.7 million in the first quarter of 2017. A decrease of 50% quarter-on-quarter and an increase of 46% year-over-over. The changes were resulting from the selling and marketing activities on licensed games.

●	Loss from operation of the first quarter of 2017 was down to $0.4 million, a decrease of approximately $4 million from last quarter. An 11% decrease of loss was also seen in year-over-year comparison.
●	Net loss of the first quarter of 2017 was of $0.8 million, a decrease of $2 million from the loss of $2.8 million of the fourth quarter of 2016.
●	Cash and marketable securities-current at the first quarter-end of 2017 accounted for $65.4 million which remains approximately the same as the fourth quarter-end of 2016.

Financial Position

As of March 31, 2017, GigaMedia had $65.9 million in cash, restricted cash and marketable securities-current, approximately $6 per share, compared to $73.5 million at the end of the first quarter of 2016. The decrease mostly reflected the net cash used in operating activities. Short-term debt was $2.6 million at the end of the first quarter of 2017.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 8, 2017. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2016 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Yume 100, GigaMedia’s first female-oriented game, has received favorable comments since its launch and its revenue accounted for 42% of the total revenue in 2016. More and more researches indicate that females start to game more than males and there are lots of games now aiming female leads in hopes of getting into a female market demographic. This year, we will keep looking for more female-oriented games in order to explore more potential gamers, enhance revenue growth momentum while keep a healthy and steady gross margin. With the new Chief Executive Officer James Huang’s specialties in investment, GigaMedia also looks forward to potential opportunities to expand the business.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2017 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw , and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online game products. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2017 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2017	12/31/2016	3/31/2016
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	4,147,068	2,038,051	2,387,356
Other revenues	—	137	26,619
	4,147,068	2,038,188	2,413,975
Operating costs
Cost of Asian online game and service revenues	1,864,588	1,057,020	1,015,753
Cost of other revenues	—	143	27,815
	1,864,588	1,057,163	1,043,568
Gross profit	2,282,480	981,025	1,370,407
Operating expenses
Product development and engineering expenses	276,697	330,895	127,976
Selling and marketing expenses	1,470,628	2,311,585	789,082
General and administrative expenses	964,524	846,013	935,803
Other	—	1,914,565	—
	2,711,849	5,403,058	1,852,861
Loss from operations	(429,369)	(4,422,033)	(482,454)
Non-operating income (expense)
Interest income	77,174	84,383	67,383
Interest expense	(11,730)	(11,831)	(27,589)
Foreign exchange (loss) gain - net	(377,450)	56,878	(69,819)
(Loss) Gain on disposal of property, plant and equipment	—	(39,709)	773,981
Equity in net earnings (loss) on equity method investments	(23,265)	264,979	(20,141)
Gain on disposal of investments	—	25,894	805,043
Other	5,501	88,655	13,122
	(329,770)	469,249	1,541,980
(Loss) Income from continuing operations before income taxes	(759,139)	(3,952,784)	1,059,526
Income tax benefit (expense)	(456)	1,146,193	(456)
(Loss) Income from continuing operations	(759,595)	(2,806,591)	1,059,070
Net (loss) income	(759,595)	(2,806,591)	1,509,070
Less: Net loss attributable to noncontrolling interest	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(759,595)	(2,806,591)	1,509,070
(Loss) Earnings per share attributable to GigaMedia
Basic:
(Loss) Income from continuing operations	(0.07)	(0.25)	0.10
Loss from discontinued operations	0.00	0.00	0.00
	(0.07)	(0.25)	0.10
Diluted:
(Loss) Income from continuing operations	(0.07)	(0.25)	0.10
Loss from discontinued operations	0.00	0.00	0.00
	(0.07)	(0.25)	0.10
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,332
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2017	12/31/2016	3/31/2016
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	65,351,207	65,710,816	72,502,287
Marketable securities - current	2,617	2,617	3,830
Accounts receivable - net	1,247,420	870,785	1,021,785
Prepaid expenses	493,229	547,818	519,294
Restricted cash	500,000	500,000	1,004,110
Other receivables	949,225	1,099,183	130,566
Other current assets	176,686	151,358	256,534
Total current assets	68,720,384	68,882,577	75,438,406

Marketable securities - noncurrent
Investments	52,790	72,052	4,505,271
Property, plant & equipment - net	22,434	6,605	221,564
Intangible assets - net	4,824	—	78,163
Prepaid licensing and royalty fees	904,404	1,020,034	548,512
Other assets	367,749	346,072	340,926
Total assets	70,072,585	70,327,340	81,132,842

Liabilities and equity
Short-term borrowings	2,637,652	2,480,620	6,214,075
Accounts payable	434,631	265,966	349,997
Accrued compensation	225,287	210,083	250,009
Accrued expenses	3,332,207	3,827,905	2,187,903
Unearned revenue	2,150,001	1,867,623	1,740,838
Other current liabilities	404,262	346,036	1,747,669
Total current liabilities	9,184,040	8,998,233	12,490,491
Other liabilities	1,671,511	1,671,511	1,927,703
Total liabilities	10,855,551	10,669,744	14,418,194
GigaMedia’s shareholders’ equity	59,217,034	59,657,596	66,714,648
Noncontrolling interest	—	—	—
Total equity	59,217,034	59,657,596	66,714,648
Total liabilities and equity	70,072,585	70,327,340	81,132,842

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2017	12/31/2016	3/31/2016
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(759,595)	(2,806,591)	1,059,070
Depreciation	953	50,414	37,711
Amortization	2,798	26,967	22,860
Interest income	(77,174)	(84,383)	(67,383)
Interest expense	11,730	11,831	27,589
Income tax (benefit) expense	456	(1,146,193)	456
EBITDA	(820,832)	(3,947,955)	1,080,303